Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2009

The medium term financing structure was central to the discussions of the Supervisory Board in the financial year 2009 against the background of the banking crisis, the situation and development of US health reform and the effects of these on the Company and in addition, the patent law situation of the Company.

Details:

The Supervisory Board again, in the financial year 2009 just expired, dealt comprehensively with the situation and the perspectives of the Company and various special subjects as well as performing the duties assigned to it by law, the Articles of Association and the German Corporate Governance Code. We advised the Management Board of the General Partner, Fresenius Medical Care Management AG, on the management of the Company regularly and monitored the management of the Company in the course of our responsibility as Supervisory Board of the partnership limited by shares. The management informed us in written and oral reports regularly, within a short time and comprehensively about all significant questions for business policy and the Company planning and strategy, the course of the business, profitability, the situation of the Company and of the group as well as the risk situation and the risk management. All business processes significant for the Company and for the group were comprehensively discussed by us on the basis of reports of the Management Board of the General Partner in the committees and in the full meetings. The strategic direction of the Company was decided in consultation between the Management Board of the General Partner and us. As in the previous years, we again reviewed the financial development of acquisitions of previous years and compared this with the planning and prognoses at the time of each acquisition.

Meetings:

In the financial year 2009, four (4) meetings of the Supervisory Board and one (1) telephone conference took place. No Supervisory Board member participated in less than half of the meetings. Between meetings, written information was circulated. The chairman of the Supervisory Board maintained close contact between the meetings with the Management Board of the General Partner. The Supervisory Board availed in the previous year also of the possibility of getting to know senior executives in the course of presentations on selected themes.

Principal Topics discussed by the Supervisory Board:

The Supervisory Board in 2009 dealt intensively and in all its meetings with the overall economic scenario, in particular, the banking crisis and its effects on the Company and its financial situation.

The political discussion relating to reimbursement in the U.S.A. and its effects on the Company received particular attention. The Supervisory Board was regularly informed on the progress of the consultations of the American legislator.

The patent law situation of the Company was also in the focus of the consultations in the Supervisory Board. It obtained comprehensive information on this issue and advised the Management Board on strategic questions.

The business development, the competitive situation and the planning of the Management Board in the various regions also occupied a considerable part of the meetings.

The Audit and Corporate Governance Committee:

The Audit and Corporate Governance Committee met under the chairmanship of Dr. Walter Weisman in the year under report on a total of four (4) occasions in meetings and again held several telephone conferences. It considered the annual financial statements and the group consolidated statements, the proposal for the application of profit and the 20-F report for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each quarterly report with the management. The Audit and Corporate Governance Committee satisfied itself about the independence of the auditor of the annual financial statements and of the group consolidated statements, issued the instructions for the audit, made the fee agreement with him and discussed and determined with him the focus points of the audit. Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and reported there in each case on the audit or the audit review of the quarterly financial statements. They were also available to provide additional information.

The accounting process, the effectiveness of the internal controlling system, of the risk management and of the internal audit system and the annual audit were discussed several times. KPMG AG Wirtschaftsprüfungsgesellschaft, in the course of the annual audit, reviewed the internal controlling and risk management systems from the point of view of the accountancy processes and raised no objections. The Management Board of the General Partner periodically reported on more significant individual risks. The Management Board of the General Partner informed the Supervisory Board in addition regularly i.e. in all ordinary meetings of the Audit and Corporate Governance Committee on the compliance situation of the Company. In addition, the head of the internal audit reported in turn to the committee.

In 2009, the Audit and Corporate Governance Committee again was intensively concerned with the internal controlling system under the Sarbanes-Oxley Act (“SOX 404”) in the company. The company on 24 February 2010 received an unqualified audit certificate of KPMG AG Wirtschafts-prüfungsgesellschaft, Berlin for the implementation of the provisions of SOX 404 in the financial year 2009.

Subject-matter of the reviews of the Audit and Corporate Governance Committee were again also the legal and business relations of the company to Fresenius SE and/or its affiliates. In each case, it was possible to confirm that these relations conformed to those between third parties (“at arms’ length”).

The Audit and Corporate Governance Committee was involved in the change of the head of the audit team of the auditor.

The Audit and Corporate Governance Committee informed the full Supervisory Board of the results of its discussions in each case.

Joint Committee:

The Joint Committee, the approval of which is required for certain significant transactions and certain legal transactions between the company and Fresenius SE and/or its affiliates did not meet in 2009 because no transactions requiring its approval were undertaken.

Corporate Governance:

The Supervisory Board dealt with reviewing its efficiency and the flow of information between the Management Board of the General Partner and the Supervisory Board and between the Supervisory Board and the Audit and Corporate Governance Committee. No objections arose in this respect. The Supervisory Board informed itself on new statutory provisions and accountancy regulations.

The Supervisory Board found that it and its committees each had an adequate number of independent members, in its opinion. Consulting or other service relationships between members of the Supervisory Board and the Company only existed during the year under review exclusively in the case of Dr. Schenk, who is a member of the Supervisory Board of our Company and at the same time partner of the internationally operating law firm Nörr Stiefenhofer Lutz (since 2010 Noerr LLP). The law firm acted for the Company as legal advisor during fiscal year 2009. The Supervisory Board gave its consent to such activity, with Dr. Schenk abstaining from the vote. In the fiscal year 2009 an amount of EURO 1,036,270 was paid by Fresenius Medical Care to the law firm Nörr Stiefenhofer Lutz. This represents less than 3% of Fresenius Medical Care’s worldwide legal consultancy payments. No conflicts of interests of Supervisory Board members arose in the year under report.

The Audit and Corporate Governance Committee met regularly following its personal meetings with representatives of the auditors in the absence of members of the Management Board of the General Partner.

At its meeting on 18 November 2009, the Supervisory Board discussed and passed the compliance statement of the company pursuant to § 161 Stock Corporation Act on the German Corporate Governance Code. The compliance statement was made accessible permanently on the Internet site of the company in December 2009. The only exceptions from the recommendations of the Code mentioned therein remain the absence of age limits for members of the Management Board and the Supervisory Board, and the remuneration of the Supervisory Board which contains no performance-related element.

The corporate governance report of the General Partner and of the Supervisory Board can be found on the Internet site of the Company within the declaration on corporate governance according to § 289a of the German Commercial Code.

Annual Financial Statements and Group Consolidated Statements:

The annual financial statements of Fresenius Medical Care AG & Co. KGaA and the management report were prepared in accordance with the provisions of the German Commercial Code (HGB), the consolidated statements and consolidated report according to § 315a Commercial Code in conformity with the “International Financial Reporting Standards” (IFRS) as applied in the European Union. The bookkeeping, the annual financial statements and the management report and group management report for Fresenius Medical Care AG & Co. KGaA in each case for the financial year 2009 were audited by KPMG Wirtschaftsprüfungsgesellschaft, Berlin elected by resolution of the General Meeting of 7 May 2009 as auditor and instructed by the Audit and Corporate Governance Committee of the Supervisory Board. The above documents each carry an unqualified certificate. The audit reports of the auditor were presented to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual financial statements and the consolidated group statements and the management report taking account of the auditor’s report and reported to the Supervisory Board thereon.

The Supervisory Board itself reviewed the annual financial statements, the management report and the proposal for the application of the balance sheet profit as well as the consolidated group statements and group management report in each case for the financial year 2009. The documents were provided to it within the time set. The Supervisory Board declared its agreement with the result of the audit of the annual financial statements and of the group consolidated statements by the auditor. The representatives of the auditors who signed the audit report also participated in the proceedings of the Supervisory Board on the annual financial statements and the consolidated group statements, reported on the significant results of their audit and were available for additional information. No objections were raised, even after the final result of its own review by the Supervisory Board, against the annual financial statements and the management report of the company or against the consolidated group statements and the group management report.

At its meeting on 22 February 2010, the Supervisory Board approved the annual financial statements of Fresenius Medical Care AG & Co. KGaA for 2009 presented by the General Partner. At that meeting, the draft report according to Form 20-F for filing with the Securities and Exchange Commission (SEC) was discussed which in addition to other data contains the consolidated group financial statements and consolidated group management report in conformity with U. S. Generally Accepted Accounting Principles, (US GAAP) with the U.S. Dollar as the currency of the report. The consolidated group financial statements and the group management report were approved by the Supervisory Board at its meeting on 11 March 2010. The Supervisory Board agreed to the proposal of the General Partner for the application of profit proposing a dividend of € 0.61 for ordinary shares and of € 0.63 for preference shares.

Dependency Report:

The General Partner, Fresenius Medical Care Management AG, has in accordance with § 312 Stock Corporation Act prepared a report for the financial year 2009 on relations with affiliated companies. The report contains the concluding declaration of the General Partner that the company received reasonable consideration in the circumstances known to the General Partner at the time at which the legal transaction was undertaken or the measures taken or not taken in all cases and that the company was not disadvantaged by the fact that measures were taken or not taken.

The Supervisory Board and the Audit and Corporate Governance Committee received the report within the time set and reviewed it. The auditor participated in the relevant discussions, reported on the significant results of his audit and was available for additional information. The Supervisory Board and the Audit and Corporate Governance Committee share the opinion of the auditor who has added the following certificate to the report on 12 February  2010:

“After our conscientious audit and assessment we confirm that (1) the statements of fact in the report are correct (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the General Partner.”

Following the final conclusion of the review by the Supervisory Board also, no objections are to be made against the declaration of the General Partner at the end of the report on the relations to affiliates.

Filling of Positions on the Management Board of the General Partner:

The Management Board member for finance, Lawrence A. Rosen with effect on 31 August 2009 and the Management Board member for the service business in the U.S.A., Mats Wahlstrom, with effect at the end of the past financial year, resigned from the Management Board of the General Partner, each at his own request. The Supervisory Board thanks them for their long and good cooperation and for their achievements.

With effect from 01 January 2010, Management Board member Rice Powell was appointed deputy chairman of the Management Board of the General Partner. He also took over the area of responsibility of Mr. Wahlstrom. Michael Brosnan became the new Management Board member of the General Partner for finance. Also newly appointed to the Management Board of the General Partner was Kent Wanzek who takes up the newly created position of Management Board member for production and in this function, directs the worldwide production activities of the company. The appointments of Messrs. Brosnan und Wanzek apply in each case from 01 January 2010.

The Supervisory Board thanks the members of the Management Board of the General Partner and all employees for their commitment and the work commitment contributed in 2009.

Bad Homburg v.d.H., 11 March 2010

The Supervisory Board

Dr. Gerd Krick
- Chairman -